Exhibit (d)(3)

LINCARE HOLDINGS INC.

May 29, 2012

Linde AG

Klosterhofstr. 1

80331 Munich

Germany

Subject: Confidentiality Agreement

Ladies and Gentlemen:

As you are aware, Linde AG (“Linde” or “you”) and Lincare Holdings Inc. (the “Company”) entered in a letter agreement, dated April 15, 2011 (the “Agreement”), regarding the potential negotiated acquisition of the Company. You and the Company agree that such Agreement, with the modifications set forth below, will continue to apply to our discussions regarding a Potential Transaction and all Confidential Facts. Terms that are used, but not defined, herein shall have the meanings set forth in the Agreement.

You and we agree that the Agreement shall be modified as follows:

1.	The last paragraph in paragraph 1 shall be amended and restated as follows: “Without limiting the generality of the foregoing, the Potential Acquirer agrees that neither it nor any of its Representatives shall directly or indirectly discuss with or offer to any third party any position (whether through equity, as a co-investor, a joint venturer or otherwise) or potential position in any possible transaction with the Company or any other form of direct or indirect participation in any such possible transaction or any joint acquisition of the Company by the Potential Acquirer and such third party without the prior written consent of the Company. For the avoidance of doubt, the foregoing restrictions in this paragraph shall not prevent the Potential Acquirer or its Representatives from discussing, offering or entering into transactions with prospective providers or arrangers of financing in relation to the Proposed Transaction to be raised through an issuance or sale of securities in Linde or the raising of debt financing by Linde or its affiliates.” Paragraph 1 otherwise remains as set forth in the Agreement.

2.	The restrictions and covenants in paragraph 5 (the standstill restrictions and covenants) and paragraph 6 (the non-solicitation/no hire restrictions and covenants), which under the terms and conditions of the Agreement each expire 18 months from the date of the Agreement, shall be revised such that these restrictions and covenants expire at 12:01 a.m. on May 27, 2013. These paragraphs otherwise remain as set forth in the Agreement.

Linde AG

May 29, 2012

3.	The term of the Agreement, which is set forth in paragraph 12 of the Agreement, shall be revised such that the restrictions and covenants set forth in the Agreement shall terminate and be of no further effect on December 31, 2013 at 11:59 p.m.

Except as set forth herein, the Agreement remains in full force and effect.

Please execute and return one copy of this letter agreement, which will constitute the parties agreement with respect to the subject matter hereof.

Yours truly,

LINCARE HOLDINGS INC.

		By:	/s/ John P. Byrnes
Name: John P. Byrnes
Title: CEO

Agreed to, confirmed and accepted as of the date first above written:

LINDE AG

By:	/s/ Andrew Brackfield	By:	/s/ Henning Asche
	Name: Andrew Brackfield		Name: H. Asche
	Title: General Counsel, International M&A & Corporate		Title: Senior Counsel